EXHIBIT 12.5

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY FLORIDA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$943	$898	$538	$413	$494
Fixed charges	284	294	285	309	275
Total earnings	$1,227	$1,192	$823	$722	$769

Fixed charges:
Interest on debt, including capitalized portions	$248	$252	$249	$274	$253
Estimate of interest within rental expense	36	42	36	35	22
Total fixed charges	$284	$294	$285	$309	$275
Preferred dividends, as defined	—	—	—	2	2
Total fixed charges and preferred dividends combined	$284	$294	$285	$311	$277
Ratio of earnings to fixed charges	4.3	4.1	2.9	2.3	2.8
Ratio of earnings to fixed charges and preferred dividends combined	4.3	4.1	2.9	2.3	2.8